May 13, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

We have read Item 4 included in the Form 8-K dated May 9, 2002 of The Fairchild Corporation to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,





Arthur Andersen LLP

cc: Mr. John Flynn, Chief Financial Officer, The Fairchild Corporation